[Correspondence to the SEC]

BLUEGATE CORPORATION

Memorandum of Responses to SEC Comment letter dated December 8, 2009

SEC comment 1 – General

1. Please include the cover page required by Schedule 14C.

Bluegate response to comment 1 -

The cover page has been included and attached with this correspondence.

SEC comment 2 – General

2. Pursuant to the Form 8-K filed on November 18, 2009, it appears that you have taken all the actions approved by the shareholder consent. Please tell us your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken. In this regard, we note your statements in the information statement that the resolutions approved in the shareholder consent “will become effective twenty (20) calendar days after this Information Statement is first mailed” to shareholders and that the resolutions “are expected to be final as of December 6, 2009.”

Bluegate response to comment 2 –

It was intended that the results of the resolutions approved in the shareholder consent be held in escrow pending effectiveness of the filing; however in order to complete the transactions, it was determined that funds would have to be paid by November 11, 2009. We believed that the filing of Form 8-K disclosing the dispositions was more beneficial for the shareholders even though it may have been inconsistent with Rule 14c-2(b).

[Correspondence to the SEC]

SEC comment 3 – General

3. Please provide the disclosure required by Item 3 of Schedule 14C.

Bluegate response to comment 3 –

We have included below the disclosure required by Item 3 of Schedule 14C.

INTEREST OF CERTAIN PERSONS IN OR OPPOSITION TO MATTERS TO BE ACTED UPON

Item 3 (a) (1)

Name	Title	Substantial Interest	Other
Stephen J. Sperco	Director and Officer	44.0% beneficial interest (62.1% beneficial interest when taking into account the super voting power of Preferred Stock)
Purchased certain assets with the payment of $100,000 cash by Sperco, LLC (an entity controlled by Stephen Sperco) and reduced secured debt by $100,000 from SAI Corporation (an entity controlled by Stephen Sperco)

Manfred Sternberg	Former Director/Officer	27.8% beneficial interest	Received payment of outstanding loan and accrued interest totaling $44,369 and release of all claims.

William Koehler	Former Director/Officer	17.6% beneficial interest	Received payment of outstanding loan and accrued interest totaling $44,374 and release of all claims. Purchased certain assets with the payment of $5,000 cash.

Dale Geary	Former Director	1.1% beneficial interest	None

Charles E. Leibold	Director and Officer	3.2% beneficial interest	None

Item 3 (a) (2) - Not applicable

Item 3 (a) (3) - Not applicable

Item 3 (b) - None

[Correspondence to the SEC]

BLUEGATE CORPORATION

SEC comment 4 – General

4. We note the following statement on page 9 of Convergent Capital Appraisers’ fairness opinion: “This Opinion is furnished solely for the benefit of Management and the Board of Directors and may not be relied upon by any other person or for any other purpose without our express, prior, written consent.” In addition, we note the following statements on page 10 of Convergent Capital Appraisers’ fairness opinion: “Convergent Capital Appraisers shall not be subjected to any personal liability whatsoever to any person, or on behalf of you or your affiliates.  Convergent Capital Appraisers has been retained on behalf of and has delivered this Opinion solely to the Management and the Board of Directors.” These statements may be viewed as limitations on the ability of shareholders to rely on the opinion. Because they are inconsistent with the disclosures relating to the opinion, please delete the limitations. Alternatively, disclose the basis for Convergent Capital Appraisers’ belief that shareholders cannot rely upon the opinion to support any claims against Convergent Capital Appraisers arising under applicable state law (e.g., the inclusion of an express disclaimer in Convergent Capital Appraiser’ engagement letter with the registrant). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to Convergent Capital Appraisers would have no effect on the rights and responsibilities of either Convergent Capital Appraisers or the board of directors under federal securities laws.

Bluegate response to comment 4 –

Convergent Capital Appraisers revised the fairness opinion and removed the following two statements: 1) “This Opinion is furnished solely for the benefit of Management and the Board of Directors and may not be relied upon by any other person or for any other purpose without our express, prior, written consent,” and 2) “Convergent Capital Appraisers shall not be subjected to any personal liability whatsoever to any person, or on behalf of you or your affiliates.  Convergent Capital Appraisers has been retained on behalf of and has delivered this Opinion solely to the Management and the Board of Directors.” The Certification excerpt from the Convergent Capital Appraisers revised fairness opinion has been included and attached with this correspondence.

SEC comment 5 – General

5. Please provide us with your analysis as to whether the assets disposed of in accordance with the resolutions approved by the shareholder consent comprise “all or any substantial part” of the total amount of assets that you owned prior to their disposal. In this regard, please note that the disposal of all or a substantial portion of your assets requires you to provide the disclosures required by Item 14 of Schedule 14A.

[Correspondence to the SEC]

Bluegate response to comment 5 –

We have included below the pro forma financials and disclosure required by Item 14 of Schedule 14A.

DISPOSITION OF CERTAIN ASSETS AND BUSINESS

In order to preserve common shareholder value, avoid bankruptcy and minimize Bluegate’s ongoing loss, effective November 7, 2009, Bluegate entered into the following transactions: 1) disposed of certain Medical Grade Network (“MGN”) assets and business and eliminated certain liabilities (consisting primarily of: a) furniture, computers and related software and peripherals with a $17,889 book value; b)  contracts, agreements, lists of telephone and fax numbers, licenses, permits, intellectual properties, registered mark for MGN and business name of Bluegate with a -0- net book value; c) eliminated liabilities of $43,607 principally related to customer product prepays which were assumed by purchaser) to Sperco, LLC (“Sperco”) (an entity controlled by Stephen Sperco (“SS”), our CEO/President/Director) for $200,000, with payment made by a combination of $100,000 cash and $100,000 forgiveness of debt to SAI Corporation (“SAIC”) (an entity controlled by SS), plus a net adjustment of $7,100 due to Bluegate from Sperco resulting from Bluegate’s collection of principally accounts receivable totaling $161,900 on behalf of Sperco for the period from November 8, 2009 through December 31, 2009, offset by Sperco’s payment of $169,000 to Bluegate for the personnel, facilities, tools, and resources necessary for Bluegate to support both the MGN and HIMS operations for Sperco for the same period; 2) entered into a Separation Agreement and Mutual Release in Full of all claims with Manfred Sternberg (“MS”) (former Director/Corporate Officer), which included the elimination of $28,499 of accrued director fees and vehicle allowances in exchange for repayment of a loan plus accrued interest totaling $44,369 to MS; and 3) entered into A Separation Agreement and Mutual Release in Full of all claims with William Koehler (“WK”) (former Director/Corporate Officer), which included the elimination of $28,499 of accrued director fees and vehicle allowances in exchange for repayment of a loan plus accrued interest totaling $44,374 with a direct payment to WK’s American Express account and a $1 payment to WK; and 4) disposed of certain Trilliant Technology Group, Inc.’s assets and business (consisting primarily of: a) Computers and related software and peripherals with a -0- net book value; b) lists of telephone and fax numbers and  intellectual properties with a -0- net book value) to Trilliant Corporation (an entity controlled by WK) for a cash payment of $5,000; and 5) disposed of certain Bluegate Healthcare Information Management Systems (“HIMS”) assets and business (consisting primarily of: a) Contracts, agreements and intellectual properties with a -0- net book value) to SAIC in exchange for a Mutual Release in Full of certain claims and a $1 payment to SAIC; and 6) obtained a Fairness Opinion dated November 6, 2009 presented by Convergent Capital Appraisers.

As a result of these transactions, Bluegate received $105,000 cash; reduced the secured note payable to SAIC by $100,000; paid off unsecured notes payable and accrued interest of $88,743 to MS and WK; eliminated $56,998 of accrued liabilities to MS and WK; recorded $24,234 of expenses (principally legal and professional); removed the remaining book value of fixed assets of $17,889, eliminated $43,607 of customer liabilities assumed by Sperco and recorded a net gain of $263,484. There was no income tax (benefit) recorded as a result of the disposition since Bluegate has sufficient unused net operating losses available. The carrying value of the assets and liabilities being disposed of were all in the Houston office located at 701 North Post Oak Road, Suite 600, Houston, Texas 77024.

[Correspondence to the SEC]

Bluegate’s remaining assets and business consists of the networking service (carrier/circuit) business. It provides internet connectivity to corporate clients on a subscription basis; essentially operating as a broker.  It has several customers and expects to generate approximately $300,000 - $325,000 in annual revenue. This operation has on-going value because it is expected to generate a consistent cash flow in excess of the cost of services.

Below are the consolidated pro forma statements of operations for the years ended December 31, 2009 and 2008 as a result of the disposition of certain assets and business.

BLUEGATE CORPORATION
CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009			2008
			Combined			Combined
			Continuing and			Continuing and
	Continuing	Discontinued	Discontinued	Continuing	Discontinued	Discontinued
	Operations	Operations	Operations	Operations	Operations	Operations

Service revenue	$351,500	$2,647,995	$2,999,495	$599,081	$3,843,384	$4,442,465
Cost of services	206,661	1,860,984	2,067,644	430,560	2,529,609	2,960,169
Gross profit	144,840	787,012	931,851	168,521	1,313,775	1,482,296
Selling, general and administrative expenses	208,220	106,412	314,632	274,057	522,188	796,245
Compensation expense	13,527	661,607	675,134	1,108,209	1,159,904	2,268,113
Income (loss) from operations	(76,908)	18,993	(57,915)	(1,213,745)	(368,317)	(1,582,062)
Gain on disposition of certain assets and business	263,484	-	263,484	-	-	-
Interest expense	(187,808)	(13,207)	(201,015)	(184,315)	(28,169)	(212,484)
Gain on derivative financial instruments	59,000	-	59,000	-	-	-
Net income (loss)	$57,768	$5,786	$63,554	$(1,398,060)	$(396,486)	$(1,794,546)

Net income (loss) per common share - basic and diluted	$0.00	$0.00	$0.00	$(0.06)	$(0.02)	$(0.07)

Basic and diluted weighted average shares outstanding	26,033,565	26,033,565	26,033,565	24,229,084	24,229,084	24,229,084

[Correspondence to the SEC]

BLUEGATE CORPORATION

SEC comment 6 – Notice, page 1

6. Here and elsewhere in the information statement you refer to the Asset Sale and Purchase Agreement between you and “a Sperco entity” controlled by Stephen Sperco. Please revise your disclosure to identify that entity as Sperco, LLC.

Bluegate response to comment 6 –

We have revised the disclosure and changed the references from “a Sperco entity” to “Sperco, LLC.”

[Correspondence to the SEC]

BLUEGATE CORPORATION

SEC comment 7 – Disposition of Property, page 10

7. We note that, pursuant to the Asset Sale and Purchase Agreement, effective November 7, 2009, between you and Sperco, LLC, a portion of the purchase price paid by Sperco, LLC consisted of a $100,000 “reduction of the secured portion of the SAI Corporation Promissory Note to Bluegate.” Please revise your disclosure to clarify the relationship between Sperco, LLC and SAI Corporation and to explain the manner in which Sperco, LLC reduced the amount of Bluegate’s liability to SAI Corporation.

Bluegate response to comment 7 –

We have eliminated the section entitled “Disposition of Property” and included disclosure to clarify the relationship between Sperco, LLC and SAI Corporation and to explain the manner in which Sperco, LLC reduced the amount of Bluegate’s liability to SAI Corporation in the pro forma financials and disclosure required by Item 14 of Schedule 14A. See comment 5 above.

SEC comment 8 – Disposition of Property, page 10

8. Please revise your disclosure to describe separately and value separately the assets sold to each of Sperco, LLC, Trilliant Technology Group, Inc., and SAI Corporation.

Bluegate response to comment 8 –

We have eliminated the section entitled “Disposition of Property” and included disclosure to describe separately and value separately the assets sold to each of Sperco, LLC, Trilliant Technology Group, Inc., and SAI Corporation in the pro forma financials and disclosure required by Item 14 of Schedule 14A. See comment 5 above.